82-34631

JCDecaux

RECEIVED
2004 MAY 21 A 11: 41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

SUPPL

Communication Extérieure

Allemagne
Argentine
Australie
Autriche
Belgique
Bosnie
Brésil
Bulgarie
Canada
Chili
Corée
Croatie
Danemark
Espagne
États-Unis
Finlande
France
Hong Kong
Hongrie
Irlande
Islande
Italie
Japon
Luxembourg
Macao
Malaisie
Mexique
Norvège
Pays-Bas
Pologne
Portugal
République Tchèque
Royaume-Uni
Singapour
Slovaquie
Slovénie
Suède
Suisse
Thaïlande
Uruguay
Yougoslavie

Neuilly-sur-Seine, 19th May 2004

04030337

File 82-5247
Issuer : JCDecaux SA
Country : France

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

Ladies and Gentlemen,

Please find attached, in relation to the shareholders' meeting of JCDecaux SA which took place 12th May 2004:

- The slides that were presented to the shareholders;
- A press release dated 13th May 2004, in relation to the meeting.

We shall forward you as soon as it is ready the English version of our Annual Report.

We also enclose the notice inserted in the French "Bulletin des Annonces Légales Obligatoires" of 12th May 2004 in relation to JCDecaux's revenues for the first quarter 2004.

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, stephanie.hartanerot@jcdecaux.fr, or by telephone 33 1 30 79 49 07, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours.

PROCESSED
MAY 25 2004
THOMSON FINANCIAL

Stéphanie Hartanérot
Legal Department
Head of the Stock Market / Corporate Law Department

5/25

Enc.

JCDecaux SA
Siège Social : 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tél. : +33 (0)1 30 79 79 79
Royaume-Uni : 991 Great West Road, Brentford - Middlesex TW8 9DN - Tél. : +44 (0) 208 326 7777
www.jcdecaux.com

FILE 82-5247

RECEIVED
2004 MAY 21 A 11:41
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Shareholders' meeting of 12th May 2004

Slides presented to the shareholders


40 ans d'innovation
CHICAGO...
LOS ANGELES
MARSEILLE
SINGAPOUR
MÜNICH
SALVADOR DE BAHIA
MADRID
PRAGUE
COPENHAGUE
RIGA
OSLO
LEIPZIG
MANCHESTER
TURIN
AMSTERDAM
HELSINKI
LISBONNE
SÉOUL
DRESDE
LYON
BANGKOK
MILAN
Assemblée Générale
12 mai 2004
JCDecaux


JCDecaux
les vitrines du monde
Ouverture de l'Assemblée
Jean-François Decaux
Président du Directoire


JCDecaux
les vitrines du monde
40 ans d'innovation
Jean-Claude Decaux
Fondateur
Président du Conseil de Surveillance

JCDecaux

40 ans d'innovation




Paris


CASINO
Beaulieu sur Mer

JCDecaux

40 ans d'innovation


LES CHANCES DE SURVIE D'UN BLESSE
DEPENDENT SOUVENT DE LA RAPIDITE D'INTERVENTION.
ABRIBUS J.C.DECAUX


EN FRANCE, UN BEBE SUR DIX NAIT AVANT TERME.
ABRIBUS J.C.DECAUX

JCDecaux

40 ans d'innovation


"CHANTONS SOUS LA PLUIE."

JCDecaux

40 ans d'innovation

L'abribus



1964



2004

80 400 abribus dans 30 pays

JCDecaux

40 ans d'innovation

Le MUPI
Mobilier Urbain Pour l'Information municipale



Concept inventé en 1972

77 000 MUPI dans 34 pays

JCDecaux

40 ans d'innovation

La colonne Morris


ROSSI
MARTI
Paris

1961


WC

1992

250 millions d'entrées

JCDecaux

Les nouvelles technologies au service de l'information

Les bornes Internet

Partenariat avec la RATP

- 80% des utilisateurs très favorables aux bornes
- Fonction la plus utilisée : lire (92%) et écrire (64%) des mails
- 69% des utilisateurs consultent les bornes au moins une fois par semaine

Un moyen gratuit d'accéder aux nouvelles technologies



JCDecaux

Les nouvelles technologies au service de l'information

Aéo

Un média dédié à la relation passager/aéroport

- De l'information
- Des programmes magazine
- Un lien avec l'aéroport grâce à l'information en temps réel
- Un moyen d'occuper un temps d'attente


E49

Contenus, habillage graphique, design : un vrai média intégré à son environnement

JCDecaux

Les nouvelles technologies au service de l'environnement

Vélos

- Gijon : 60 vélos
- Cordoue : 60 vélos
- Vienne : 900 vélos


Vienne

JCDecaux

Les nouvelles technologies au service de l'environnement

Pollumètre

Sensibiliser la population et les automobilistes

- Un indicateur très simple et très lisible, du niveau de pollution atteint
- Disponible 24 h / 24 h

Aujourd'hui, les démocraties locales utilisent les nouvelles technologies pour AGIR et non plus seulement pour INFORMER



10
9
4
3
2
1

JCDecaux

Les nouvelles technologies au service de la sécurité


RALENTIR



- 3 800 piétons accidentés par an
- Double Info breveté dans 25 pays
- Première implantation : Amiens

Source : Sécurité Routière

JCDecaux

Les nouvelles technologies au service de la sécurité


Vitesse limitée
à 50 km/h



- 3 800 piétons accidentés par an
- Double Info breveté dans 25 pays
- Première implantation : Amiens

Source : Sécurité Routière

JCDecaux

Le Directoire

- **Jean-François Decaux**, Président du Directoire
- **Jean-Charles Decaux**, Directeur Général
- **Robert Caudron**, Directeur Général Opérations
- **Gérard Degonse**, Directeur Général Finances
- **Jeremy Male**, Directeur Général Europe du Nord


JCDecaux
les vitrines du monde
Point sur l'activité
Jean-François Decaux
Président du Directoire

JCDecaux

2003 : forte dynamique de croissance des résultats

(En millions €)

Chiffre d'affaires	1543,8	(2,2) %
EBITDA	416,9	+ 2,9 %
Résultat d'exploitation	230,1	+ 9,0 %
Résultat net part du Groupe	40,9	+57,3 %
Cash flow disponible	189,4	+12,8 %

Résultat net x 4 depuis 2001
Les plus fortes marges du secteur


JCDecaux
JCDecaux : les plus fortes marges du secteur
Chiffre d'affaires (en M$)
174
1 753
1 748
CCU
JCD
VIA
EBITDA avant déduction des frais de siège
Marge d'EBITDA (%)
27,0
6,7
24,2
JCD
CCU
VIA
19

JCDecaux

Faits marquants de l'année 2003

- **JCDecaux se renforce aux Etats-Unis**
  - Chicago démarre en force
  - Demande publicitaire en hausse dans les centres commerciaux
- **La région Asie-Pacifique réalise une performance supérieure aux attentes**
  - Les ventes en Australie continuent de progresser ; résultat positif en 2003
  - Bonne performance des nouveaux contrats (Bangkok, Macao, Séoul)
- **Les innovations commerciales et marketing soutiennent le chiffre d'affaires**
- **Bonne maîtrise des coûts d'exploitation**


JCDecaux
Répartition du chiffre d'affaires 2003
Par activité (% du total)
Transport
18%
28%
Affichage
54%
Mobilier Urbain
Par région (% du total)
Asie-Pacifique
Amériques
Royaume-Uni
6%
7%
14%
37%
36%
France
Reste de l'Europe
21

JCDecaux

Les 10 premiers secteurs clients

Evolution 2003 / 2002 (%)



Loisirs / Cinéma +1,8%
Distribution +11,4%
Agro-alimentaire -5,4%
Produits de luxe et de beauté +4,2%
Automobile -2,5%
Mode +1,2%
Finance +0,5%
Télécoms / Technologie +8,4%
Services +1,4%
Voyage / Transport -0,4%

% du total

14,0 %
10,2 %
8,9 %
8,8 %
8,5 %
7,3 %
7,1 %
7,0 %
5,3 %
5,3 %

Note : sur la base du chiffre d'affaires publicitaire uniquement

JCDecaux

Croissance du chiffre d'affaires 2003 par région

- **France :**
  - Chiffre d'affaires publicitaire quasi stable
  - Impact négatif du recul du chiffre d'affaires non-publicitaire
- **Royaume-Uni :**
  - Forte performance du chiffre d'affaires des activités Mobilier Urbain et Affichage
- **Reste de l'Europe :**
  - Impact négatif des conditions économiques difficiles en Allemagne et aux Pays-Bas, compensé par une bonne progression du chiffre d'affaires en Espagne et en Italie
- **Amériques :**
  - Chicago démarre en force
  - Croissance à deux chiffres du chiffre d'affaires des centres commerciaux
  - Forte croissance en Amérique Latine
- **Asie-Pacifique :**
  - Forte performance du Mobilier Urbain
  - Impact négatif du SRAS pour la publicité dans les Transports

JCDecaux

France : augmentation de la part de marché grâce à des réseaux plus flexibles

- JCDecaux sur-performe le marché de la com. extérieure de 2 % en 2003
- Nouveaux réseaux ciblés

Distingo

- 2 300 faces publicitaires dans 36 villes > 170.000 habitants


CHANEL
Paris, France

JCDecaux

Royaume-Uni : la communication extérieure représente 9,7 % des investissements publicitaires

- **Communication extérieure** :
  une croissance supérieure à celle du marché publicitaire...
- **JCDecaux** :
  une croissance supérieure à celle de ses concurrents

	Croissance 2001-2003	
	Marché	JCDecaux
Mobilier Urbain	+15%	+22%
Affichage	+11%	+20%

- Meilleure équipe de vente de l'année en 2002 et en 2003
- Le Groupe différencie son offre grâce aux nouvelles marques "Innovate" et "Premiere"

JCDecaux

"Innovate", l'affichage interactif


GIVENCHY

Manchester, Royaume-Uni

JCDecaux

"Innovate", des solutions créatives qui sautent aux yeux


Casinos Barrière - les plus parisiens des casinos
77
77
77
JOUEZ

Paris, France

JCDecaux

Situés aux meilleurs emplacements, "Première" tire la croissance

"Première 1000"



Londres

Taille du panneau : 100 m^2

"Première 450"



Londres

Taille du panneau : 37,5 m^2

JCDecaux

USA : puissance du couplage centres-villes/centres commerciaux

		Mobilier Urbain	Centres commerciaux
1	NEW YORK	Appel d'offres en cours	
2	LOS ANGELES	JCDecaux 50/50	JCDecaux
3	CHICAGO	JCDecaux	JCDecaux
4	PHILADELPHIE		JCDecaux
5	SAN FRANCISCO	JCDecaux	JCDecaux
6	BOSTON	JCDecaux 50/50	JCDecaux
7	WASHINGTON, DC	Appel d'offres en cours	JCDecaux
8	DALLAS		
9	DETROIT		
10	ATLANTA		
11	HOUSTON		
12	SEATTLE-TACOMA		
13	CLEVELAND		
14	MINNEAPOLIS-ST. PAUL		
15	MIAMI		
16	TAMPA-SARASOTA		
17	PHOENIX		
18	DENVER		
19	SACRAMENTO		
20	ST LOUIS	JCDecaux 50/50	

- JCDecaux
- JCDecaux 50/50
- Appel d'offres en cours

JCDecaux

Los Angeles : des nouveaux emplacements difficiles à obtenir

Abribus : 2 500 faces


HOLLYWOOD
bebe
Los Angeles

450 nouvelles faces autorisées en 2 ans sur 3 500 faces prévues au contrat


LOS ANGELES
Los Angeles

JCDecaux

Asie-Pacifique : croissance à deux chiffres du Mobilier Urbain

Sydney, Australie



- **2003 : année record en Australie**
  - La communication extérieure a réalisé la plus forte croissance de tous les médias
  - Sydney : l'un des tarifs de Mobilier Urbain le plus élevé du monde

- **Croissance à deux chiffres des autres contrats de mobilier urbain (Bangkok)**

Bangkok, Thaïlande



Macao, Chine



JCDecaux

Une plate-forme de croissance unique en Europe Centrale



TALLINN
Depuis 2002
Depuis 1999
Depuis 1994
Depuis 1999
Depuis 2001
Estonie
Lettonie
Lituanie
Pologne
République Tchèque
Slovaquie
Hongrie
Slovénie
Croatie
Bosnie
Serbie & Monténégro
Bulgarie
RIGA
Depuis 2002
VILNIUS
Depuis 2002
BRATISLAVA
Depuis 1990
JCDECAUX est présent dans ces pays depuis 2001

JCDecaux est déjà présent dans 8 des 10 pays qui ont rejoint l'Union Européenne en 2004

JCDecaux

JCDecaux renforce son leadership dans l'Union Européenne élargie

JCDecaux est présent dans 30 des 50 plus grandes villes de l'Union Européenne depuis le 1er mai 2004

Londres	Naples	**Leeds**	Düsseldorf[1]
Berlin[1]	Birmingham	**Palerme**	Lisbonne
Madrid	Bruxelles	Séville	Helsinki
Rome	Cologne	**Francfort**	Vilnius
Paris	Turin	**Wroclaw**	Brême
Budapest	Marseille	Saragosse	**Malaga**
Hambourg	**Lódz**	Gènes	**Hanovre**
Varsovie	Cracovie	Rotterdam	Sheffield
Vienne	Stockholm	**Essen**	**Duisburg**
Barcelone	Riga	Dortmund[1]	Copenhague
Milan	**Athènes**	Stuttgart	**Dublin**
Münich	Valence	**Poznan**	
Prague	Amsterdam	Glasgow	

[1] Participation


JCDecaux
les vitrines du monde
Eléments financiers
Gérard Degonse
Directeur Général Finances

JCDecaux

Compte de résultat

(En millions €, sauf %)

	2003	2002	% change
Chiffre d'affaires	**1 543,8**	**1 577,7**	**(2,2)%**
Coûts d'exploitation	(1 126,9)	(1 172,4)	
Marge opérationnelle (EBITDA)	**416,9**	**405,3**	**2,9%**
Amortissements/provisions	(186,8)	(194,1)	
Résultat d'exploitation	**230,1**	**211,2**	**9,0%**
Charges financières	(32,0)	(36,7)	
Eléments exceptionnels	(0,3)	(2,7)	
Impôts	(75,8)	(70,2)	
Mises en équivalence	4,9	5,6	
Ecarts d'acquisition	(71,8)	(63,7)	
Intérêts minoritaires	(14,2)	(17,5)	
Résultat net part du Groupe	**40,9**	**26,0**	**57,3%**
Résultat net ajusté	**113,0**	**92,4**	**22,3%**

Note : résultat net ajusté = résultat net part du Groupe avant amortissements des survaleurs et éléments exceptionnels


JCDecaux
Progression des marges
(En millions €, sauf %)
Marge opérationnelle (%)
+110pb
41,6 %
+20pb
12,7 %
+170pb
5,0 %
+130pb
7,0
Mobilier Urbain
Affichage
Transport
Total Groupe
Marge d'exploitation (%)
+180pb
24,3 %
-40pb
4,8 %
+260pb
2,3 %
+150pb
4,9%
Mobilier Urbain
Affichage
Transport
Total Groupe
Note : pb = point de base
36

JCDecaux

Amériques/Asie-Pacifique : montée en puissance du Mobilier Urbain

(En millions €, sauf %)

Amélioration 03/02 du Mobilier Urbain en Amériques/Asie-Pacifique



Marge opérationnelle du MU
38,4%
40,5%
340
+17M€
41,6%
349
2001
2002
2003



Résultat d'exploitation du MU
21,1%
22,5%
189
+17M€
24,3%
203
2001
2002
2003

JCDecaux

Compte de résultat

(En millions €, sauf %)	2003	2002	% change
Chiffre d'affaires	1 543,8	1 577,7	(2,2)%
Coûts d'exploitation	(1 126,9)	(1 172,4)	
Marge opérationnelle (EBITDA)	416,9	405,3	2,9%
Amortissements/provisions	(186,8)	(194,1)	
Résultat d'exploitation	230,1	211,2	9,0%
Charges financières	(32,0)	(36,7)	
Eléments exceptionnels	(0,3)	(2,7)	
Impôts	(75,8)	(70,2)	
Mises en équivalence	4,9	5,6	
Ecarts d'acquisition	(71,8)	(63,7)	
Intérêts minoritaires	(14,2)	(17,5)	
Résultat net part du Groupe	40,9	26,0	57,3%
Résultat net ajusté	113,0	92,4	22,3%

Note : résultat net ajusté = résultat net part du Groupe avant amortissements des survaleurs et éléments exceptionnels

JCDecaux

Tableau de flux

(En millions €)

	2003	2002
Capacité d'autofinancement	327,3	300,3
Variation du BFR d'exploitation	3,2	24,2
Flux nets d'exploitation	**330,5**	**324,5**
Invest. de maintenance (net)	70,4	70,0
Cash flow disponible ajusté	**260,1**	**254,5**
Invest. de croissance	70,7	86,6
Cash flow disponible	**189,4**	**167,9**
Investissements financiers (net)	(210,1)	(32,2)
Dividendes	(8,4)	(12,3)
Autres	6,5	(3,1)
Variation de la dette nette	**22,6**	**(120,3)**

Note : cash flow disponible ajusté = flux nets d'exploitation - investissements de maintenance (net)


JCDecaux
Forte génération de cash flows
(En millions €)
Flux d'exploitation
230
325
331
2001
2002
2003
Cash flow disponible ajusté
151
255
260
2001
2002
2003
Cash flow disponible
(23)
168
189
2001
2002
2003
Note : Cash flow disponible = flux nets d'exploitation - investissements (acquisitions d'immobilisations corporelles et incorporelles, nettes des cessions) ; sont déduits des flux nets d'exploitation l'ensemble des investissements de maintenance et de croissance
Cash flow disponible ajusté = flux nets d'exploitation - investissements de maintenance (net)
40

JCDecaux

Une structure financière renforcée

Un bilan solide


Dette nette
636 M€
613 M€
734 M€
Ratio d'endettement
47,5 %
46,7 %
55,5 %
EBITDA / charges financières
14,8 x
11,2 x
6,7 x
2001
2002
2003

Une structure financière renforcée

- De forts cash flows récurrents
- Le Groupe a renouvelé ses ressources financières en 2003
- La maturité de la dette est passée de 2 à 7 ans
- Notation de crédit : "BBB" et "Baa2", perspective stable

- **Principaux impacts identifiés :**
  - Durée d'amortissement des immobilisations corporelles (IAS 16)
  - Retraitement des locations financement (IAS 17)
  - Provisions pour démontage (IAS 37)
  - Instruments financiers (IAS 32 & 39)
  - Avantages au personnel (IAS 19) (dès 2002)


JCDecaux
les vitrines du monde
Rapport des Commissaires aux Comptes
Gilles Galippe
Commissaire aux Comptes


JCDecaux
les vitrines du monde
Stratégie et Perspectives
Jean-Charles Decaux
Directeur Général

JCDecaux

Facteurs de croissance clés - Portefeuille existant

- **Maximiser la valeur du portefeuille existant**
  - Taux d'occupation
  - Initiatives commerciales et marketing
  - Amélioration de la mesure d'audience
  - Maîtrise des coûts

JCDecaux

Facteurs de croissance clés - Nouveaux contrats

- **Renforcer les positions concurrentielles pour accélérer la croissance**
  - Priorité aux marchés et aux villes clés
  - Accroître la part de marché de la communication extérieure et celle de JCDecaux
  - Renforcer la capacité du Groupe à vendre ses réseaux publicitaires à des tarifs élevés

JCDecaux

2004 : des opportunités majeures de croissance interne

Nouveaux contrats potentiels

- **Londres** : abribus
  - Eté 2004
  - Clear Channel
- **New York** : abribus
  - Réponse à l'appel d'offres : 30 juin
  - Viacom
- **Royaume-Uni** : contrats publicitaires pour les gares et les supports grand format le long des voies ferrées
  - Automne 2004
  - Maiden

100 millions d'euros

Principaux renouvellements en France

- **Contrats de Mobilier Urbain**
  - Lyon
  - Toulouse
  - Strasbourg
  - Lille

14 millions d'euros

JCDecaux

Allemagne : 15 marchés clés avec une population > 500 000 habitants

JCDecaux/Wall
Principaux contrats de MU

- **Berlin** (1)
- Hambourg
- Münich (50/50 avec Stroër/DSM)
- Cologne
- **Dortmund** (1)
- Stuttgart
- **Düsseldorf**
- Brême
- Leipzig
- Nüremberg
- Dresde

Durée de vie restante moyenne des contrats : environ 11 ans

Ströer/DSM
Principaux contrats de MU

Francfort	En appel d'offres
Essen	Appel d'offres prévu en 2006
Hanovre	Possible remise en appel d'offres du contrat des abribus
Duisburg	Date de l'appel d'offres à confirmer

(1) participation


JCDecaux
Poursuite de la consolidation ?
(Chiffre d'affaires 2003 en communication extérieure, en millions $)
2 174
1 753(1)
1 748
810
450(2)
217
150(2)
142(2)
134(2)
94
85
80(3)
30%
35%
Clear Channel
JCDecaux
Viacom
Lamar
Ströer/DSM
Affichage Holding
Metrobus
AWK
Maiden
CEM USA
Wall
Pattison
49

JCDecaux

2004 : amélioration des perspectives

La croissance interne du chiffre d'affaires devrait être comprise entre 3 % et 5 %

Le Groupe devrait ainsi continuer d'améliorer sa rentabilité


JCDecaux
les vitrines du monde
Jean-François Decaux
Président du Directoire

JCDecaux

Evolution du cours de l'action JCDecaux depuis l'IPO

JCDecaux / CAC 40 / DJ EuroStoxx Media / CCU / Viacom


€
20
10
21/06/ 2001
9/10/ 2001
27/1/ 2002
17/5/ 2002
4/9/ 2002
23/12/ 2002
12/4/ 2003
31/7/ 2003
18/11/ 2003
7/3/ 2004
11/5/ 2004



JCDecaux
les vitrines du monde
Résolutions
Patrick Gourdeau
Directeur Juridique

Boîtier électronique

- Le GIS-Scan est un système de vote par lecture optique de code barre
- Il est relié au système informatique central de décompte de votes en Assemblée


BAR
mon

40 ans d'innovation

CHICAGO...
LOS ANGELES MARSEILLE
LEIPZIG OSLO MANCHESTER TURIN
AMSTERDAM HELSINKI
BANGKOK LYON
RIGA PRAGUE COPENHAGUE
LISBONNE SINGAPOUR
MILAN
DRESDE
MÜNICH SÉOUL
MADRID SALVADOR DE BAHIA

Assemblée Générale
12 mai 2004

JCDecaux

Shareholders' meeting of 12th May 2004

Press release in relation to the meeting

FILE 82-5247

JCDecaux

Annual General Meeting of JCDecaux SA on May 12, 2004

Out of Home Media

Argentina
Australia
Austria
Belgium
Bosnia
Brazil
Bulgaria
Canada
Chile
Croatia
Czech Republic
Denmark
Finland
France
Germany
Hong Kong
Hungary
Iceland
Ireland
Italy
Japan
Korea
Luxembourg
Macau
Malaysia
Mexico
Netherlands
Norway
Poland
Portugal
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
United Kingdom
United States
Uruguay
Yugoslavia

Paris, May 13, 2004 – The combined Ordinary and Extraordinary General Meeting of JCDecaux SA (JCDecaux, Paris: DEC) was convened on May 12, 2004.

This annual general meeting provided an opportunity to highlight the developments in innovation and international growth enjoyed by the JCDecaux Group over the past 40 years. Three major products have been responsible for the Group's success since 1964: bus shelters (80,400 installed in 30 countries), free-standing information panels (77,000 in 34 different countries) and automatic outdoor toilets that, to date, have recorded a total of 250 million visits.

Jean-Claude Decaux, Group founder and Chairman of the Supervisory Board of JCDecaux SA, said: "This General Meeting allowed us to review the principal milestones in the life of this company I founded in 1964 on the idea of bus shelters financed by advertising. Since then, the concept of street furniture has continued to spread around the world: we are now present in 43 different countries and in 3,500 cities. Street furniture has also become extremely high-tech with Internet terminals, friendly to the natural environment with Smart Bikes, and dedicated to pedestrian safety with Double Info®. The very origins of JCDecaux are rooted in innovation, and this specific know-how is the best response we shall continue to bring to the needs of our partners around the world."

At the end of this meeting, the Supervisory Board appointed Jean-Charles Decaux Chairman of the Executive Board and Jean-François Decaux Chief Executive Officer. Jean-Charles Decaux and Jean-François Decaux who, in their dealings with the market, use the title of co-Chief Executive Officer of the JCDecaux Group, take turns as Chairman of the Executive Board of JCDecaux SA, serving in this position for alternate periods of one year.

Key figures of the JCDecaux Group

- *2003 revenues: €1,544 million*
- *JCDecaux is listed on the First Market of the Euronext Paris stock exchange and forms part of the Euronext 100 stock index*
- *N°1 worldwide in street furniture (291,000 advertising panels)*
- *N°1 worldwide in airport advertising with 153 airports and more than 150 transport contracts in metros, buses, tramways and trains (150,000 advertising panels)*
- *N°1 in Europe for billboards (189,000 advertising panels)*
- *630,000 advertising panels in 43 different countries*
- *Present in 3,500 cities with more than 10,000 inhabitants*
- *6,900 employees*

Press Relations
Raphaële Rabatel
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 35 79
Erreur! Signet non défini.

Investor Relations
Cécile Prévot
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
cecile.prevot@jcdecaux.fr

Notice in the French "Bulletin des Annonces Légales Obligatoires"
in relation to JCDecaux's revenues for the first quarter 2004.

IPBM

Société anonyme au capital de 23 745 592 €.
Siège social : 18, avenue Matignon, 75008 Paris.
333 434 728 R.C.S. Paris.

Chiffre d'affaires comparé (hors taxes).
(En milliers d'euros.)

En milliers d'euros	2004	2003
	Social	Social
Premier trimestre		

N.B. : La notion de chiffre d'affaires résulte du règlement CRB n ° 91-01 - annexe V, II, point 3.11.

65214

IT LINK

Société anonyme au capital de 872 517,96 €.
Siège social : 11, boulevard Brune, 75014 Paris.
412 460 354 R.C.S. Paris. — APE : 741 J.

Chiffre d'affaires de la société (hors taxes)

(En milliers d'euros)	2004	2003	Evolution (en %)
Q1	152	177	16,70 %

Chiffre d'affaires consolidé du groupe (hors taxes)

(En milliers d'euros)	2004	2003	Evolution (en %)
Q1	2 477	2 646	6,80 %

Au premier trimestre 2004, le groupe est constitué des sociétés suivantes :
— IT Link, holding ;
— IT Link System, détenue à 99,42 % par IT Link ;
— Webtiss Technologies, créée en 1999 et détenue à 99,99 % par IT Link ;
— Webtiss Consulting, créée en 1999 et détenue à 100 % par IT Link ;
— IPSIS, acquise par IT Link au premier trimestre 2000 et détenue à 100 % par IT Link ;
— Keysafe créée en juillet 2001 et détenue à 99,99 % par IT Link.

65178

JCDECAUX S.A.

Société anonyme à directoire et conseil de surveillance au capital de 3 378 284,27 €.
Siège social : 17, rue Soyer, 92200 Neuilly sur Seine.
307 570 747 R.C.S. Nanterre.

Chiffre d'affaires.
(En millions d'euros.)

	Comptes consolidés		
	2004	2003	Variations
	Premier trimestre au 31/03/04	Premier trimestre au 31/03/03	Premier trimestre 2004 vs 2003
Mobilier urbain	197,5	191,5	3,1 %
Affichage	96,4	96,7	–0,3 %
Transport	65,0	64,7	0,5 %
Total	358,9	352,9	1,7 %

Le chiffre d'affaires consolidé du groupe JCDecaux est en hausse de 1,7 %.

La croissance interne (*) du Groupe est en progression de + 2,8 %, avec la décomposition suivante par segments d'activité : + 2,8 % sur l'activité Mobilier Urbain, + 3,4 % sur l'activité Affichage et + 2,1 % sur l'activité Transport.

(*) La croissance interne correspond aux données à périmètre et à taux de change constants et après un reclassement mineur du chiffre d'affaires de certaines activités pour tenir compte de la restructuration de certaines filiales et du développement de certains contrats. Ce retraitement rend les données 2004 strictement comparables à celles de 2003.

	Comtes consolidés		
	2004	2003	Variations
	Premier trimestre au 31/03/04	Premier trimestre au 31/03/03	Premier trimestre 2004 vs 2003
Total	136,6	136,9	– 0,2 %

65130

JEANJEAN S.A.

Société anonyme au capital de 4 302 998 €.
Siège social : 34725 Saint-Félix-de-Lodez.
896 520 038 R.C.S. Clermont-l'Hérault. — APE : 513 J.

Documents comptables annuels.

A. — Comptes consolidés.

I. — Bilan consolidé au 31 décembre 2003.
(En euros.)

Actif	31/12/03			31/12/02
	Brut	Amortissements provisions	Net	Net
Actif immobilisé :				
Ecarts d'acquisition	2 974 556	1 169 466	1 805 090	959 660
Immobilisations incorporelles	3 863 058	1 114 847	2 748 211	300 724
Immobilisations corporelles	41 143 476	23 923 372	17 220 104	11 800 252
Immobilisations financières	182 061	5 031	177 030	82 474
Titres mis en équivalence	33 975		33 975	
Total I	48 197 126	26 212 716	21 984 410	13 143 110
Actif circulant :				
Stocks et en-cours	28 737 652	13 900	28 723 752	22 047 537
Clients et comptes rattachés	24 471 401	1 266 297	23 205 104	22 502 040
Autres créances et comptes de régularisation	7 964 192		7 964 192	4 211 187
Valeurs mobilières de placements	168 851	15 621	153 230	1 731 993
Disponibilités	11 201 222		11 201 222	8 438 868
Total II	72 543 318	1 295 818	71 247 500	58 931 625
Total de l'actif	120 740 444	27 508 534	93 231 910	72 074 735

Passif	31/12/03	31/12/02
Capitaux propres (part du Groupe) :		
Capital	4 302 998	4 032 000
Primes	2 481 963	1 126 973
Réserves	9 470 904	8 126 292
Résultats consolidés	2 573 793	2 271 972
Autres	44 432	959
Total I	18 874 090	15 558 196
Intérêts minoritaires :		
Dans les réserves	39 829	2 160 019